UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on management change

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Rio de Janeiro, January 04, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors, in a meeting held on this date, approved the early termination of Mr. Caio Mário Paes de Andrade's term as CEO of Petrobras, effective as of today.

Due to the vacancy of the position, the Chairman of the Board of Directors nominated the Chief of Production Development Officer, João Henrique Rittershaussen, as interim CEO of the company, based on paragraph 4 of art. 27 of its Bylaws, until the election and inauguration of a new CEO under the terms of art. 20 of the Bylaws.

Petrobras also informs that Mr. Caio Mário Paes de Andrade resigned today as member of the company's Board of Directors.

João Henrique Rittershaussen has a degree in electrical engineering from the Federal University of Minas Gerais (UFMG), and in petroleum engineering from Petrobras, with an MBA in Business Management from Coppead (UFRJ) and an Advanced Management Program from Insead (Institut Européen d'Administration des Affaires) in France. He has been working at Petrobras for 35 years, holding several managerial positions. He served as Executive Manager, occupying the Executive Management of Surface Systems and in November 2018 became Executive Manager of Surface Systems, Refining, Gas and Energy, an area responsible for the construction of the company's new assets in the E&P and RGN areas.

Facts deemed relevant will be disclosed to the market in due course.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer